UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2016

Guadalajara, Jalisco, Mexico, February 23, 2017 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended December 31, 2016. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As a result of the acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) on April 20, 2015, financial and operating information includes the consolidation of the Montego Bay airport on April 1, 2015. Therefore, information for 2016 may not be directly comparable with information for 2015. All peso amounts are presented in nominal pesos.

Summary of 4Q16 vs. 4Q15

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 548.2 million, or 27.7%. Total revenues increased by Ps. 699.2 million, or 33.9%.

•	Cost of services increased by Ps.62.8 million, or 14.4%.

•	Operating income increased by Ps. 394.0 million, or 38.3%.

•	EBITDA increased by Ps. 422.6 million, or 31.6%. EBITDA margin (excluding the effects of IFRIC 12) increased from 67.7% in 4Q15 to 69.7% in 4Q16.

•	Net income and comprehensive income increased by Ps. 270.7 million, or 28.0%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

Operating Results

During 4Q16, total terminal passengers in the Company’s 13 airports increased by 1,369.0 thousand passengers, or 16.7%, compared to 4Q15. Over the same period, domestic passenger traffic increased by 1,004.5 thousand passengers, while international passenger traffic increased by 364.3 thousand passengers.

The total passenger traffic increase in 4Q16 was mainly driven by increases at the Guadalajara, Tijuana, Los Cabos and Puerto Vallarta airports, which experienced increases of 466.2 thousand (18.0%), 379.1 thousand (27.6%), 149.0 thousand (15.8%) and 118.2 thousand (13.1%) passengers, respectively.

During 4Q16, the following routes were opened:

Domestic Routes:

International Routes:

Operating Results

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Consolidated Results for the Fourth Quarter of 2016 (in thousands of pesos):

Revenues (4Q16 vs 4Q15)

•	Aeronautical services revenues increased by Ps. 410.1 million, or 27.4%.
•	Non-aeronautical services revenues increased by Ps. 138.1 million, or 28.6%.
•	Revenues from improvements to concession assets rose by Ps. 150.9 million, or 173.1%.
•	Total revenues increased by Ps. 699.2 million, or 33.9%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 353.0 million, or 27.8% compared to 4Q15, generated mainly from the 17.9% increase in passenger traffic, as well as tariffs as a result of inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 57.1 million, or 25.3%, compared to 4Q15, mainly due to the 18.3% depreciation of the Mexican peso against the U.S. dollar and a 6.2% increase in passenger traffic.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 115.5 million, or 29.4%, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 81.3 million, while revenues from businesses operated directly by the Company increased by Ps. 6.7 million.

Revenues from car parking charges decreased by 13.7% in 4Q16 compared to 4Q15, due to a Ps. 11.4 million loss at the Guadalajara airport driven by a temporary blockade from ejido members who staged protests outside of the airport against the expropriation of the airport land by the government in 1975. This blockade began in late September and ended on November 3, 2016.

Revenues from the operation of convenience stores decreased 51.6%, due to a change in the Company’s strategy for this business line.  Convenience store operations at the Guadalajara, Hermosillo, La Paz, Los Cabos and Manzanillo airports were outsourced to a third party, while the Company continues to operate the convenience stores at the Aguascalientes, Guanajuato and Puerto Vallarta airports; as a result, this business line now has a mixed operation structure. This strategy change led to a decline in revenues, but maintains the overall value generation at EBITDA levels that the Company generated through direct operations, achieving a greater overall level of operational efficiency with the same profitability.

ii.	The Montego Bay airport reported an increase in revenues of Ps. 22.6 million, or 25.3%, compared to 4Q15, driven by an 18.3% depreciation of the Mexican peso against the U.S. dollar.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 150.9 million, or 173.1%, compared to 4Q15, as 2016 was the year with the highest committed investment under the Master Development Program for 2015-2019. During 4Q16, the Montego Bay airport undertook improvements to concession assets of Ps. 5.4 million.

Total operating costs during 4Q16 increased by Ps. 305.2 million, or 29.4% compared to 4Q15, and comprised the following costs:

-	An increase of Ps. 267.1 million at the Mexican airports, or 26.4%, mainly due to an increase in cost of improvements to concession assets (IFRIC 12) of Ps. 145.6 million or 166.9% and an increase in concession taxes of Ps. 23.3 million, or 28.2%.

-	Operating costs at the Montego Bay airport increased by Ps. 10.2 million, or 3.7% compared to 4Q15, mainly due to an increase in concession taxes of Ps. 5.4 million.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

-	During 4Q15, Ps. 27.9 million were recognized under other income as a result of the recognition of a gain in the fair value of the acquisition of DCA. This was a one-time event, which caused an incremental effect in the operating costs for 4Q16 compared to 4Q15.

-	Cost of services increased by Ps. 62.8 million, or 14.4%, compared to 4Q15.

Operating margin of 4Q16 increased by 160 basis points, from 49.8% in 4Q15 to 51.4% in 4Q16. Excluding the effects of IFRIC 12, operating margin increased from 52.0% in 4Q15 to 56.3% in 4Q16. Operating income increased by Ps. 394.0 million, or 38.3%, compared to 4Q15. Excluding the 4Q15 effects of a Ps. 27.9 million one-time gain in fair value, operating income would have grown by Ps. 421.9 million in 4Q16, or 42.2%.

EBITDA margin decreased by 110 basis points, from 64.8% in 4Q15 to 63.7% in 4Q16. EBITDA margin excluding the effects of IFRIC 12 increased by 200 basis points, from 67.7% in 4Q15 to 69.7% in 4Q16. The nominal value of EBITDA increased by Ps. 422.6 million, or 31.6%. Excluding the effects of a Ps. 27.9 million one-time gain in fair value in 4Q15, EBITDA would have grown by Ps. 450.5 million in 4Q16, or 34.4%.

Financial cost increased by Ps. 211.9 million in 4Q16, decreasing from a net gain of Ps. 44.2 million in 4Q15 to a net loss of Ps. 167.7 million in 4Q16. This amount mainly comprises:

-	A change in the foreign exchange gain from Ps. 84.3 million in 4Q15 to a loss of Ps. 161.6 million in 4Q16, due to a 0.6% depreciation of the Mexican peso against the U.S. dollar in 4Q15; while the depreciation for 4Q16 was 18.3%, generating a decrease in the foreign exchange loss for Ps. 245.7 million. This effect was offset by a higher foreign exchange gain due to the currency translation effect of Ps. 179.8 million, compared with comprehensive income in 4Q15.

-	In 4Q16, interest expenses increased by Ps. 48.9 million compared to 4Q15, mainly due to an increase in reference interest rates, as well as the issuance of bond certificates for Ps. 1.5 billion in July 2016.

-	Interest income increased by Ps. 82.8 million, due to a gain in our hedging instrument as well as an increase in the Company’s treasury and higher interest rates.

Comprehensive income in 4Q16 increased by Ps. 270.7 million, or 28.0%, compared to 4Q15. Excluding the 4Q15 effects of a Ps. 27.9 million one-time gain in fair value, comprehensive income would have grown by Ps. 298.6 million in 4Q16, or 31.8%.

Income before income taxes increased by Ps. 212.0 million, excluding the 4Q15 effects of a one-time gain in fair value. This increase was offset by a Ps. 124.9 million tax minus a deferred tax gain of Ps. 21.0 million. Additionally, comprehensive income increased due to exchange gain on the foreign currency translation effect of Ps. 179.8 million and remeasurements of labor liabilities of Ps. 10.8 million.

Pro Forma Consolidated Results for the Twelve Months Ended December 31, 2016, as if the DCA Acquisition had Taken Place on January 1, 2015

On April 20, 2015, GAP acquired 100% of the shares of DCA. DCA is a 74.5% shareholder in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport in Montego Bay, Jamaica. As a consequence, the Company began to consolidate the financial information of DCA and MBJA in GAP’s financial statements starting April 1, 2015 for the 2015 fiscal year in accordance with IFRS. However, in order to allow investors to assess the full results and impact of the DCA acquisition for 12M16 compared to 12M15, a condensed version of the pro forma income statement is presented below as if the acquisition had taken place on January 1, 2015:

Consolidated Results for the Twelve Months Ended December 31, 2016 (in thousands of pesos):

Consolidated results for 2015 includes figures for the Montego Bay airport beginning April 1, 2015; therefore, 12M16 figures may not be directly comparable with information for 12M15.

Revenues (12M15 vs. 12M16)

•	Aeronautical services revenues increased by Ps. 1,618.9 million, or 29.9%.
•	Non-aeronautical services revenues increased by Ps. 544.4 million, or 29.4%.
•	Revenues from improvements to concession assets increased by Ps. 837.4 million, or 99.9%.
•	Total revenues increased by Ps. 3,000.7 million, or 37.0%.

-	Aeronautical services revenues include:

i.	Revenues for the Mexican airports rose by Ps. 1,181.4 million, or 25.2% in 2016, due to an increase in passenger traffic of 18.2% and an increase in tariffs as a result of inflation.
ii.	The Montego Bay airport contributed a Ps. 437.5 million increase in 2016 compared to the period of April to December 2015. GAP consolidated the results of Montego Bay as of April 1, 2015.

-	Non-aeronautical services include:

i.	Mexican airports contributed a Ps. 369.9 million increase, mainly driven by businesses operated by third parties, which rose by Ps. 267.0 million, or 28.4%, while businesses operated directly by the Company increased by Ps. 92.6 million, or 18.1%.
ii.	Revenues from the Montego Bay airport contributed an increase of Ps. 174.4 million, or 66.0%, in 2016 compared to the period from April to December 2015.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 837.4 million, or 99.9%, compared to the January to December 2015 period. Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 823.1 million, or 98.1%, at the Mexican airports, as 2016 had the highest investment of the Master Development Program for the 2015-2019 period. During the April to December 2016 period the Montego Bay airport undertook improvements to concession assets for Ps. 14.3 million.

Total operating costs during 12M16 increased by Ps. 1,854.4 million, or 46.1% compared to 12M15, and comprised the following costs:

-	Operating costs at the Mexican airports increased by Ps. 1,179.7 million, or 32.9%, mainly due to an increase in cost of improvements to concession assets (IFRIC 12) of Ps. 823.1 million, an increase in cost of services of Ps. 100.7 million, an increase in concession taxes of Ps. 77.5 million, and expenses for technical assistance fee of Ps. 67.0 million.
-	Operating costs at the Montego Bay airport increased by Ps. 484.9 million for the period of January to December 2016, compared to the period April to December 2015, mainly due to an increase in concession taxes of Ps. 203.4 million, cost of service of Ps. 123.4 million and the amortization of the concession of Ps. 63.1 million.
-
-	In 2015, the Company recognized Ps. 189.8 million in revenues under other income as a result of a one-time gain in the fair value from the acquisition of DCA, which caused an incremental effect in the operating costs for 12M16 compared to 12M15.

Operating margin of 12M16 decreased by 330 basis points, from 50.4% in 12M15 to 47.1% in the same period of 2016. Excluding the effects of IFRIC 12, the operating margin decreased from 56.3% in 12M15 to 55.5% in 12M16. Operating income increased by Ps. 1,146.3 million, or 28.0%. Excluding the effect of a Ps. 189.8 million one-time gain in fair value for the acquisition of DCA, operating income would have grown by Ps. 1,336.1 million in 12M16, or 34.3%.

EBITDA margin decreased by 540 basis points, from 64.7% in 12M15 to 59.3% in 12M16. EBITDA margin, excluding the effects of IFRIC 12, decreased by 240 basis points, from 72.2% in 12M15 to 69.8% in 12M16. The nominal value of EBITDA increased by Ps. 1,338.2 million, or 25.5%. Excluding the effect of a Ps. 189.8 million one-time gain in fair value in 12M15, EBITDA would have grown by Ps. 1,528.0 million in 12M16, or 30.2%.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure committed in each quarter in accordance with our Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

Financial cost increased by Ps. 146.2 million in 12M16, decreasing from a net loss of Ps. 456.8 million in 12M15 to a net loss of Ps. 603.0 million in 12M16. This amount mainly comprises:

-	A change in the foreign exchange loss from Ps. 338.4 million in 12M15 to Ps. 500.9 million in 12M16, due to a 16.9% depreciation of the Mexican peso against the U.S. dollar in 2015 and a further 20.1% depreciation in 2016, generating an increase in the foreign exchange loss of Ps. 162.5 million. This effect was offset by the increase in the foreign exchange gain due to the currency translation effect of Ps. 291.1 million, in the comprehensive income compared with 12M15.
-	In 12M16, interest expenses increased by Ps. 172.4 million compared to 12M15, mainly due to an increase in reference interest rates, as well as the issuance of a total of Ps. 2.6 billion principal amount in bond certificates in January and July of 2016.
-	Interest income increased by Ps. 188.7 million, due to an increase in the Company’s treasury and higher interest rates as well as the gain in hedging instruments for Ps. 68.2 million.

Comprehensive income in 12M16 increased by Ps. 884.6 million, or 27.2%, compared to 12M15. Excluding the effect of a Ps. 189.8 million one-time gain in fair value, this comprehensive income would have increased by Ps. 1,074.4 million in 12M16, or 35.1%.

Excluding the effect of one-time gain in fair value in 2015, income before income taxes would have increased by Ps. 1,191.9 million in 2016 compared to 12M15. This increase is offset by a tax increase of Ps. 502.9 million, minus a deferred tax benefit of Ps. 83.6 million. Additionally, comprehensive income increased due to a higher foreign exchange gain due to the currency translation effect of Ps. 291.1 million.

Statement of Financial Position

Total assets as of December 31, 2016 increased by Ps. 4,578.1 million compared to December 31, 2015, primarily due to the following items: i) cash and cash equivalents of Ps. 2,191.6 million, ii) improvements to concession assets of Ps. 1,618.2 million, iii) client account receivables of Ps. 448.3 million, iv) airport concessions for Ps. 144.8 million, v) deferred income taxes for Ps. 137.6 million, and vi) advanced payments to suppliers of Ps. 54.7 million.

Total liabilities as of December 31, 2016 increased by Ps. 4,329.5 million compared to December 31, 2015. This increase was primarily due to: i) a Ps. 2.6 billion bond placed in the Mexican debt market for CAPEX financing, ii) an increase in bank loans obtained for the acquisition of DCA for the equivalent in U.S. dollars of 191.0 million, iii) considering a 20.1% depreciation of the Mexican peso against the U.S. dollar, which resulted a Ps. 660.8 million increase in liabilities, iv) increase in accounts payable for Ps. 448.7 million, v) a Ps. 173.6 million increase in guarantee deposits received from clients, and vi) a Ps. 132.5 million increase in concession taxes payable, among others.

Recent Events

The Company continuously analyzes expansion opportunities. During 2016, GAP considered participating in the bidding processes for 4 Brazilian airports. Based on the conclusions of the analysis and based on Mexico’s current business environment, the Company decided to suspend the analysis as well as the participation in this investment project.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective
Amendments to IAS 7, Disclosure Initiative Amendments to IAS 12, Recognition of deferred tax assets for unrealised losses	January 1, 2017 January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

(1) 12M15 includes the consolidation of the Montego Bay airport beginning April 1, 2015;

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

.

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: February 23, 2017